

Filed pursuant to Rule 424(b)(3)
Registration No. 333-215641

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 30, 2017)

2,293,277 Shares

WINNEBAGO INDUSTRIES, INC.

Common Stock

The selling shareholders are offering 2,293,277 shares of our common stock. We are not selling any shares of our common stock pursuant to this prospectus supplement and we will not receive any proceeds from the sale of shares by the selling shareholders.

Our common stock trades on the New York Stock Exchange and Chicago Stock Exchange under the symbol "WGO." On April 4, 2017, the last reported sale price of our common stock on the New York Stock Exchange was $27.35 per share.

Investing in our common stock involves risks that are described under "Risk Factors" beginning on page S-3 of this prospectus supplement.

	Per Share	Total
Public offering price	$ 26.80	$ 61,459,823.60
Underwriting discount[(1)]	$ 0.12	$ 275,193.24
Proceeds, before expenses, to the selling shareholders	$ 26.68	$ 61,184,630.36

(1) We refer you to "Underwriting" beginning on page S-8 of this prospectus supplement for additional information regarding total underwriting compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or any of the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares on or about April 11, 2017

Morgan Stanley

The date of this prospectus supplement is April 5, 2017

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

You should rely on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus to which we have referred you. We have not, and the underwriter has not, authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of shares of common stock. The second part is the prospectus dated January 30, 2017, which is part of our Registration Statement on Form S-3 and contains more general information, some of which does not apply to this offering.

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in "Where You Can Find More Information" in this prospectus supplement and the accompanying prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference into this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference into this prospectus supplement or the accompanying prospectus is correct as of any time after the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the shares of common stock in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriter or any of them, to subscribe to or purchase any of the shares of common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See "Underwriting."

In this prospectus supplement and the accompanying prospectus, unless otherwise stated, references to "Winnebago," "the Company," "we," "us" and "our" refer to Winnebago Industries, Inc. and its subsidiaries. Our fiscal year ends on the last Saturday in August and references to fiscal years are to the twelve months ended on the last Saturday on or preceding August 31 of such year.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein, include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "anticipates," "believes," "could," "confident," "estimates," "expects," "forecasts," "hopes," "intends," "likely," "may," "plans," "possible," "potential," "predicts," "projects," "should," "will," "would" and variations of such words and similar expressions are intended to identify forward-looking statements.

Actual results or events could differ materially from the forward-looking statements we make. Factors that could cause actual results to differ materially include, but are not limited to, increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, business interruptions, any unexpected expenses related to ERP and strategic sourcing projects, risks related the integration of Grand Design into our business, risks related to our incurrence of debt and compliance with loan covenants in our credit facilities, the factors discussed under "Risk Factors" in this prospectus supplement and "Item 1A. Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the fiscal year ended August 27, 2016 and any updates in subsequent reports filed with the SEC. Should one or more known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, projected or implied by these forward-looking statements. You should consider these factors and the other cautionary statements made in this prospectus supplement, the accompanying prospectus, or any other prospectus supplement or the documents we incorporate by reference in this prospectus supplement as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement, the accompanying prospectus, any other prospectus supplement or the documents incorporated by reference. While we may elect to update forward-looking statements wherever they appear in this prospectus supplement, the accompanying prospectus, any other prospectus supplement or the documents incorporated by reference, we do not assume, and specifically disclaim, any obligation to do so, whether as a result of new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

We disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this prospectus supplement to conform them to actual results, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" in this prospectus supplement and "Item 1A. Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the fiscal year ended August 27, 2016 and any updates in subsequent reports filed with the SEC that may be incorporated by reference into this prospectus supplement and the accompanying prospectus.

The above list of uncertainties and other risk factors that may affect results addressed in the forward-looking statements may not be exhaustive. Other sections of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference may describe additional uncertainties or risk factors that could adversely impact our business and financial performance. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict these new risk factors, nor can it assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about Winnebago and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase shares of common stock. We encourage you to read this entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the Securities and Exchange Commission (the "SEC") that are incorporated by reference before deciding whether to purchase shares of common stock.

Winnebago Industries, Inc.

Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a leading United States manufacturer of motor homes which are self-contained recreation vehicles (RV) used primarily in leisure travel and outdoor recreation activities. We build and sell motor homes, travel trailers, fifth wheel products and toy haulers through independent dealers under the Winnebago, Itasca, ERA and Grand Design brand names.

We have facilities in Middlebury, Indiana, where we manufacture travel trailers and fifth wheel RVs and Junction City, Oregon, where we manufacture motorhomes.

We were incorporated under the laws of the state of Iowa on February 12, 1958, and adopted our present name on February 28, 1961.

We have two reporting segments: (1) Motorized products and services and (2) Towable products and services. The Motorized segment includes all products that include a motorized chassis as well as other related manufactured products. The Towable segment includes all products which are not motorized and are generally towed by another vehicle.

The Offering

Issuer	Winnebago Industries, Inc.
Common stock offered by the selling shareholders	2,293,277 shares.
Common stock to be outstanding immediately after the offering	31,586,125 shares of common stock. The number of shares of common stock outstanding will not change as a result of this offering.
Use of Proceeds	We will not receive any of the proceeds from the sale of shares of common stock. See "Use of Proceeds" and "Selling Shareholders."
Dividends	Holders of our common stock are entitled to receive dividends or other distributions when, as and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to the possible prior rights of holders of preferred stock that may be issued in the future, and the availability of sufficient funds under Iowa law to pay dividends. Whenever any dividends or other distributions payable on any outstanding preferred stock are in arrears, no dividends or other distributions may be declared or paid on the common stock. Under our term loan and asset-based credit facility with JPMorgan Chase, as agent, we can declare and pay cash dividends, distributions or payments with respect to our common stock only if we are in compliance with affirmative and negative covenants under these loan agreements.

NYSE Symbol   "WGO"

Risk Factors   Investing in our shares of common stock involves risks. You should read "Risk Factors" section beginning on page S-3 of this prospectus supplement, in the accompanying prospectus and the documents incorporated by reference for a discussion of factors you should consider carefully before investing in our common stock.

Unless otherwise indicated, all information in this prospectus supplement related to the number of shares of our common stock to be outstanding immediately prior to and after this offering is based on the number of shares outstanding as of February 25, 2017 and excludes vested options to purchase 3,333 shares of common stock, 256,470 unvested restricted stock awards and 47,225 stock units settled in common stock by certain directors.

RISK FACTORS

An investment in our shares of common stock involves risk. Prior to making a decision about investing in our shares of common stock, you should carefully consider any risk factors described below, the risk factors contained in the prospectus, as well as the risk factors set forth in our most recently filed Annual Report on Form 10-K, our most recent Quarterly Report on Form 10-Q, together with all of the information appearing in this prospectus supplement, the accompanying prospectus, or incorporated by reference in this prospectus supplement in our filings with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. Such factors could affect actual results and cause results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also affect our business operations.

The market price of our common stock can be volatile and may decline substantially.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly and may decline in response to a variety of factors, including:

- actual or anticipated variations in quarterly results of operations;
- developments in our business or the RV industry generally;
- recommendations by securities analysts;
- the availability of wholesale and retail credit to finance the purchase of RVs;
- overall consumer confidence levels;
- perceptions in the marketplace regarding us or our competitors;
- new models or services offered by competitors; and
- significant acquisitions or business combinations, strategic partnerships, joint venture or capital commitments by or involving us, our competitors or our suppliers.

General market fluctuations, general economic and political conditions and events, such as economic slowdowns or interest rate changes, could also cause our stock price to decrease regardless of operating results. Stock markets in general and our common stock in particular have experienced significant volatility over the past two years, and continue to experience significant price and volume volatility. As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects.

The presence of a significant shareholder who may sell our common stock, including in this offering, could cause our stock price to decline.

Former shareholders of Grand Design (which we acquired in 2016), including the selling shareholders in this offering, beneficially own approximately 14.4% of our outstanding common stock, and if the selling shareholders sell all of the shares included in this offering, they will cease to beneficially own shares of our outstanding common stock. The sale of a substantial number of our shares by our shareholders within a short period of time, including in this offering, could cause our stock price to decline, make it more difficult for us to raise funds through future offerings of our common stock or acquire other businesses using our common stock as consideration.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling shareholders in this offering. The selling shareholders will receive all of the gross proceeds and bear all commissions and discounts, if any, from the sale of our common stock pursuant to this prospectus supplement. We will pay all expenses in connection with this offering.

SELLING SHAREHOLDERS

The table below lists the selling shareholders and other information regarding beneficial ownership by each selling shareholder as of February 25, 2017, 2017 as determined under section 13(d) of the Securities Exchange Act of 1934. The percentage of beneficial ownership prior to this offering is based on 31,586,125 shares of common stock outstanding as of February 25, 2017.

Name of Selling Shareholder	Number of Shares of Common Stock Owned Prior to Offering		Shares of Common Stock to be Sold Pursuant to this Prospectus Supplement		Shares of Common Stock Owned After Offering	
	Number	Percent	Number	Percent	Number	Percent
Summit Partners Growth Equity Fund VIII-A, L.P.[1]	1,674,135	5.3%	1,674,135	5.3%	—	—%
Summit Partners Growth Equity Fund VIII-B, L.P.[1]	484,386	1.5%	484,386	1.5%	—	—%
Summit Partners Entrepreneur Advisors Fund I, L.P.[1]	2,293	* %	2,293	* %	—	__%
Summit Investors I, LLC[1]	5,128	* %	5,128	* %	—	__%
Summit Investors I (UK), L.P. [1]	123	* %	123	* %	—	__%
SP GE VIII-B GDRV Holdings, L.P. [1]	127,212	0.4%	127,212	0.4%	—	—%

* Represents beneficial ownership of less than 0.1%.

[1] Summit Partners GE VIII, LLC is the general partner of Summit Partners GE VIII, L.P., which is the general partner of each of Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P. and SP GE VIII-B GD RV Holdings, L.P. Summit Master Company, LLC is the sole member of Summit Partners Entrepreneur Advisors GP, LLC, which is the general partner of Summit Partners Entrepreneur Advisors Fund I, L.P. Summit Master Company, LLC is also the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC, and the general partner of Summit Investors I (UK), L.P. Summit Partners GE VIII, LLC, Summit Partners GE VIII, L.P. and Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC and the sole member of Summit Partners Entrepreneur Advisors GP, LLC, have delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its Investment Committee responsible for voting and investment decisions with respect to the Company. Summit Partners, L.P., through a three-person Investment Committee responsible for voting and investment decisions with respect to the Company, has voting and dispositive authority over the shares beneficially owned by each of the Reporting Persons. Martin J. Mannion, Peter Y. Chung and Christopher J. Dean are the current members of the three-person Investment Committee responsible for voting and investment decisions with respect to the Company. None of these individuals have voting or dispositive authority individually and, therefore, do not share beneficial ownership over the common stock. The selling shareholders' address is 222 Berkely Street, 18th Floor, Boston, Massachusetts, 02116.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a "non-U.S. holder" (as defined below) that purchases shares of our common stock in this offering. This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (generally, property held for investment), within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

For purposes of this summary, except as modified for estate tax purposes (as discussed below), a "non-U.S. holder" means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

- an individual who is a citizen or resident of the United States, as defined for U.S. federal income tax purposes;

- a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state thereof or the District of Columbia;

- an estate whose income is subject to U.S. federal income tax regardless of its source; or

- a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership considering an investment in our common stock, you should consult your own tax advisor.

This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed or subject to different interpretations, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service (the "IRS"), with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income and estate taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with U.S. federal taxes other than the U.S. federal income and estate tax (such as U.S. federal gift tax laws or the Medicare tax on certain investment income) or with U.S., state, local or non-U.S. tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

- former citizens or residents of the U.S.;

- brokers, dealers or traders in securities, commodities or currencies;

- persons who hold our common stock as a position in a "straddle," "conversion transaction," synthetic security or other integrated transaction or risk reduction transaction;

- controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax;

- tax-exempt entities;

- persons subject to the alternative minimum tax;

- persons who acquired shares of our common stock in connection with the performance of services;

- banks, insurance companies, or other financial institutions; and

- pass-through entities for U.S. federal income tax purposes and investors in such entities.

Such non-U.S. holders considering an investment in our common stock should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. tax consequences that may be relevant to them.

This discussion is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the purchase, ownership and disposition of shares of our common stock. If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income and estate tax law or under the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates in generally the same manner as if you were a U.S. person, unless an applicable income tax treaty provides otherwise. Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI (or other applicable IRS Form W-8), must be satisfied for effectively connected income to be exempt from withholding. A foreign corporation may be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits, subject to adjustments.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of common stock that is taxed to you as described below under the heading "Gain on Disposition of Common Stock." Your adjusted tax basis in a share is generally your purchase price of such share, reduced by the amount of any such prior tax-free returns of capital (but not below zero).

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce U.S. federal withholding tax on dividends, then you must (a) provide the applicable withholding agent with a properly completed IRS Form W-8BEN, in the case of an individual, or W-8BEN-E, in the case of an entity (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries (including partnerships), satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

Subject to the discussions below of backup withholding and FATCA, you generally will not be subject to U.S. federal income tax with respect to any gain realized on the sale or other taxable disposition of our common stock (other than certain redemptions treated as distributions with respect to our common stock), unless:

- the gain is effectively connected with a trade or business you conduct in the U.S.;

- if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met; or

- we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that you held shares of our common stock (the "specified testing period"), and certain other conditions are met.

If you are a person described in the first bullet point above, you will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates on a net income basis in generally the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits subject to adjustments. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States under the Code. With respect to the third bullet point above, we believe that we are not, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes; however, no assurance can be given in this regard. Even if we are or were to become a U.S. real property holding corporation, so long as our common stock continues to be traded on an established securities market, a non-U.S. holder generally would not be subject to U.S. federal income tax on any gain in respect of our common stock as long as such non-U.S. holder actually or constructively owned no more than 5% of our common stock during the specified testing period. If we are or were to become a U.S. real property holding corporation and you actually or constructively owned more than 5% of our common stock at any time during the specified testing period (or our common stock ceased to be traded on an established securities market), you would be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in generally the same manner as a U.S. person (unless an applicable income tax treaty provides otherwise).

Federal Estate Tax

Shares of common stock held (or deemed to be held) at the time of death by an individual non-U.S. holder who is neither a citizen nor resident of the United States (as specifically defined for U.S. estate tax purposes) will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of any dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident under the provisions of an applicable income tax treaty.

In addition, you may be subject to backup withholding (currently at a rate of 28%) with respect to dividends paid on shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN, in the case of an individual, or W-8BEN-E, in the case of an entity) that you are not a U.S. person or you otherwise establish an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless you certify under penalty of perjury that you are a non-U.S. holder or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional Withholding Taxes Applicable to Common Stock Held By or Through Foreign Entities

In addition to the withholding discussed above, legislation enacted in 2010 ("FATCA") generally imposes a withholding tax of 30 percent on dividend income from our common stock and, after December 31, 2018, the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (broadly defined for this purpose (and including where such entity is acting as an intermediary), and generally including a non-U.S. investment vehicle), unless such institution enters
into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Different rules and exceptions may apply in the case of foreign financial institutions resident in jurisdictions that have entered into intergovernmental agreements with the United States to implement FATCA. Absent any applicable exception, this legislation also generally will impose a withholding tax of 30 percent on dividend income from our common stock and, after December 31, 2018, the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly own more than ten percent of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Morgan Stanley & Co. LLC is acting as sole book-running manager of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriter named below has severally agreed to purchase, and the selling shareholders have severally agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Morgan Stanley & Co. LLC	2,293,277
Total	2,293,277

The underwriting agreement provides that the obligations of the underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed that, for a period of 30 days from the date of this prospectus supplement, we will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock.

The shares are listed on the New York Stock Exchange and Chicago Stock Exchange under the symbol "WGO."

The following table shows the underwriting discounts and commissions that the selling shareholders are to pay to the underwriter in connection with this offering.

	Paid by Selling Shareholders
Per share	$ 0.12
Total	$ 275,193.24

We will bear our and the selling shareholders' expenses of this offering. We estimate that the total expenses of this offering will be $289,000. The Company has agreed to reimburse the underwriter for certain of its expenses, in an amount up to $30,000.

In connection with the offering, the underwriter may purchase and sell shares in the open market. These transactions may include short sales, and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriter's option to purchase additional shares, if any. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or the Chicago Stock Exchange, in the over-the-counter market or otherwise.

None of us, the selling shareholders or the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling shareholders nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriter is a full service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates may have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We and the selling shareholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus supplement may not be made to the public in that relevant member state other than:

- to any legal entity which is a qualified investor as defined in the Prospectus Directive;

- to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

- in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The selling shareholders have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriter, is authorized to make any further offer of the shares on behalf of the sellers or the underwriter.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompany prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been submitted to the clearance procedures of the *Autorité des Marchés Financiers* or of the competent authority of another member state of the European Economic Area and notified to the *Autorité des Marchés Financiers.* The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

- released, issued, distributed or caused to be released, issued or distributed to the public in France; or

- used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

- to qualified investors (*investisseurs qualifiés*) and/or to a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French *Code monétaire et financier*;

- to investment services providers authorized to engage in portfolio management on behalf of third parties; or

- in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French *Code monétaire et financier* and article 211-2 of the General Regulations (*Règlement Général*) of the *Autorité des Marchés Financiers*, does not constitute a public offer (*appel public à l'épargne*).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French *Code monétaire et financier*.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

- a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

- a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

- to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

- where no consideration is or will be given for the transfer; or

- where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 *Prospectus Exemptions* or subsection 73.3(1) of the *Securities Act* (Ontario), and are permitted clients, as defined in National Instrument 31-103 *Registration Requirements, Exemptions and Ongoing Registrant Obligations*. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 *Underwriting Conflicts* (**NI 33-105**), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Lindquist & Vennum LLP, Minneapolis, Minnesota will pass upon certain legal matters for us in connection with the shares of common stock offered by this prospectus supplement. Latham & Watkins LLP, New York, New York, will pass upon certain legal matters for the underwriter in connection with this offering.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement and accompanying prospectus by reference from the Company's Current Report on Form 8-K filed on January 20, 2017 for the year ended August 27, 2016 and the effectiveness of Winnebago Industries, Inc. and subsidiaries' internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Grand Design as of December 31, 2015, 2014 and 2013 and for the years then ended incorporated in this prospectus supplement and the accompanying prospectus by reference from the Company's Current Report on Form 8-K (as amended) filed by the Company on January 20, 2017 have been audited by Crowe Horwath LLP, an independent auditor, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

This prospectus supplement and accompanying prospectus are part of the registration statement and do not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus supplement and accompanying prospectus to any of our contracts or other documents, the reference may not be complete. The complete text of such contracts and documents are exhibits to the registration statement, or exhibits to the filings incorporated by reference. Please see "Incorporation of Certain Information by Reference" below.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" in this prospectus supplement and accompanying prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and accompanying prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in or incorporated by reference in this prospectus supplement and accompanying prospectus. We incorporate by reference the following documents, other than any portion of any such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules:

- our Annual Report on Form 10-K for the year ended August 27, 2016 filed on October 18, 2016 as amended on January 20, 2017 pursuant to Form 8-K filed on January 20, 2017;
- our Quarterly Report on Form 10-Q for the three months ended November 26, 2016 filed on December 29, 2016;
- our Quarterly Report on Form 10-Q for the three months ended February 25, 2017 filed on March 23, 2017;
- our Current Reports on Form 8-K, filed with the SEC (to the extent such Current Report, or portion thereof, is deemed filed for the purpose of the Exchange Act) on October 28, 2016, November 14, 2016, Amendment No. 1 to Form 8-K filed on November 14, 2016, Amendment No. 2 to Form 8-K filed on January 20, 2017, Amendment No. 3 filed on April 3, 2017, on December 14, 2016, on December 15, 2016, on December 16, on January 5, 2017, on February 23, 2017 and April 3, 2017;
- the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended August 27, 2016 from our definitive proxy statement on Schedule 14A filed with the SEC on October 19, 2016; and
- the description of our common stock contained in our Form 8-A under the Exchange Act and any amendment or report updating such description.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of documents not deemed filed in accordance with the Exchange

Act and applicable SEC rules) on or after the date of this prospectus supplement and accompanying prospectus until we sell all of the shares of common stock referred to herein.

You may request a copy of these filings, which we shall deliver to you, together with all exhibits thereto, at no cost, by writing or telephoning us as follows:

Winnebago Industries, Inc.
Attention: Investor Relations
P.O. Box 152
605 W. Crystal Lake Rd.
Forest City, IA
Phone: (641) 585-6966

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement and accompanying prospectus or any other prospectus supplement, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus supplement and accompanying prospectus or any other prospectus supplement, except as so modified or superseded. Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement and accompanying prospectus or any other prospectus supplement or in any documents previously incorporated by reference have been modified or superseded.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-215641

PROSPECTUS

WINNEBAGO INDUSTRIES, INC.

P.O. Box 152
Forest City Iowa, 50436
(641) 585-3535

4,586,555 COMMON STOCK, $0.50 PAR VALUE PER SHARE

This prospectus relates to the sale by the Selling Shareholders identified in this prospectus, including their transferees, pledgees, donees, or successors in interest, of up to 4,586,555 shares of our common stock, par value $.50 per share.

We are registering these securities on behalf of the Selling Shareholders, to be offered, and sold by them, from time to time. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of the common stock offered by this prospectus. It is anticipated that the Selling Shareholders will sell their shares of common stock from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated (See “Plan of Distribution” beginning on Page 10 of this prospectus). However, our registration of the shares of common stock covered by this prospectus does not mean that the Selling Shareholders will sell any of their shares of common stock.

All expenses of registration incurred with this offering are being borne by us.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Our common stock trades on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “WGO.” On January 27, 2017, the last reported sale price of our common stock on the New York Stock Exchange was $31.65 per share.

Prior to making a decision about investing in our shares of common stock, you should consider carefully the risk factors beginning on page 2 of this prospectus, in any prospectus supplement and those in our most recently filed Annual Report on Form 10-K and in other filings we may make from time to time with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 30, 2017.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, utilizing a "shelf" registration process. Under this shelf registration process, the Selling Shareholders may sell shares of our common stock from time to time, in one or more offerings. To the extent that we file prospectus supplements, such prospectus supplements may add, update, or change information contained in this prospectus to the extent permitted by the Securities Act. You should read both this prospectus, including the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION," as well as any prospectus supplement if applicable.

We and the Selling Shareholders have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. The Selling Shareholders are offering to sell, and seeking offers to buy, securities only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date of their covers, regardless of the time of delivery of this prospectus or any prospectus supplement or of any sale of our securities.

Unless otherwise indicated or the context requires otherwise, all references to the "Company," "we," "our" and "us" are used interchangeably to refer to Winnebago Industries, Inc., an Iowa corporation and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference herein, include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "anticipates," "believes," "could," "confident," "estimates," "expects," "forecasts," "hopes," "intends," "likely," "may," "plans," "possible," "potential," "predicts," "projects," "should," "will," "would" and variations of such words and similar expressions are intended to identify forward-looking statements.

Actual results or events could differ materially from the forward-looking statements we make. Factors that could cause actual results to differ materially include, but are not limited to, increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, business interruptions, any unexpected expenses related to ERP and strategic sourcing projects, risks related the integration of Grand Design into our business, risks related to our incurrence of debt and compliance with loan covenants in our credit facilities, the factors discussed under "Item 1A. Risk Factors", "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the fiscal year ended August 27, 2016 and any updates in subsequent reports filed with the SEC. We also will include or incorporate by reference in each prospectus supplement, if any, important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Should one or more known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, projected or implied by these forward-looking statements. You should consider these factors and the other cautionary statements made in this prospectus, any prospectus supplement or the documents we incorporate by reference in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus, any prospectus supplement or the documents incorporated by reference. While we may elect to update forward-looking statements wherever they appear in this prospectus, any prospectus supplement or the documents incorporated by reference, we do not assume, and specifically disclaim, any obligation to do so, whether as a result of new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

THE COMPANY

Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a leading United States manufacturer of motor homes which are self-contained recreation vehicles (RV) used primarily in leisure travel and outdoor recreation activities. We build and sell motor homes, travel trailers, fifth wheel products and toy haulers through independent dealers under the Winnebago, Itasca, ERA and Grand Design brand names.

On November 8, 2016 we acquired Grand Design an Indiana limited liability company, pursuant to the terms of a Securities Purchase Agreement (Purchase Agreement) by and among Winnebago, Grand Design, Octavius Corporation, our wholly-owned subsidiary, Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P., RDB III, Inc., and each of the shareholders of RDB III, Inc., Donald Clark, Ronald Fenech and William

Fenech. Each of Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P., Donald Clark, Ronald Fenech and William Fenech are identified and collectively referred to in this prospectus as the "Selling Shareholders." This prospectus relates to the resale of 4,586,555 shares of our common stock issued to the Selling Shareholders as part of our acquisition of Grand Design. Pursuant to a registration rights agreement described below, we agreed to register these shares for resale.

We were incorporated under the laws of the state of Iowa on February 12, 1958, and adopted our present name on February 28, 1961. Our executive offices are located at 605 West Crystal Lake Road in Forest City, Iowa. Our telephone number is (641) 585-3535.

Our web site (www.winnebagoind.com) provides additional information about us. On our web site, you can obtain, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all of our other filings with the SEC. Our recent press releases are also available on our web site. Our web site also contains important information regarding our corporate governance practices. Information contained on our web site is not incorporated into this prospectus or any applicable prospectus supplement.

RISK FACTORS

An investment in our shares of common stock involves risk. Prior to making a decision about investing in our shares of common stock, you should carefully consider any risk factors described below, the risk factors contained in any prospectus supplement, as well as the risk factors set forth in our most recently filed Annual Report on Form 10-K, our most recent Quarterly Report on Form 10-Q, and any updates in subsequent reports filed with the SEC, together with all of the information appearing in this prospectus or incorporated in this prospectus by reference and any prospectus supplement and other filings we may make from time to time with the SEC. Such factors could affect actual results and cause results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also affect our business operations.

The market price of our common stock can be volatile and may decline substantially.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly and may decline in response to a variety of factors, including:

- actual or anticipated variations in quarterly results of operations;
- developments in our business or the RV industry generally;
- recommendations by securities analysts;
- the availability of wholesale and retail credit to finance the purchase of RVs;
- overall consumer confidence levels;
- perceptions in the marketplace regarding us or our competitors;
- new models or services offered by competitors; and
- significant acquisitions or business combinations, strategic partnerships, joint venture or capital commitments by or involving us, our competitors or our suppliers.

General market fluctuations, general economic and political conditions and events, such as economic slowdowns or interest rate changes, could also cause our stock price to decrease regardless of operating results. Stock markets in general and our common stock in particular have experienced significant volatility over the past two years, and continue to experience significant price and volume volatility. As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects.

We have authorization to issue shares of preferred stock with greater rights than our common stock.

Although we have no current plans, arrangements, understandings or agreements to do so, our articles of incorporation authorize the board of directors to issue one or more series of preferred stock and set the terms of the stock without seeking approval from holders of our common stock. Preferred stock that is issued may have preferential rights over the common stock, in terms of dividends, liquidation rights and voting rights.

Future issuances of common stock and exercises of options could result in dilution and depress the price of our common stock.

We may seek to raise capital from the equity markets by selling common stock at discounted prices to the current trading price, or we may issue common stock as consideration for acquisitions or other business initiatives, each of which could result in dilution to existing shareholders. An effective shelf registration statement originally filed in April 2016 allows us to sell up to $35 million of common stock. We may increase the size of that shelf registration in the future, and we may take down shares of common stock for sale. In addition, from time to time, we issue restricted stock and deferred stock units settled in our common stock and options to purchase our common stock to employees and directors as part of their compensation and as incentives. Vesting of restricted stock and stock units and the exercises of options could result in dilution to existing shareholders.

In Fiscal 2015 we began paying quarterly common stock dividends again, but we cannot assure you that we will pay dividends in the future.

In fiscal year 2015, our board of directors announced the reinstatement of a quarterly common stock dividend of $.09 per share and increased the dividend to $0.10 in fiscal 2016. The board had previously determined to suspend dividend payment from 2008 to 2015 to conserve capital and maintain liquidity. The fact that we began paying quarterly dividends again is no guarantee that we will continue to pay quarterly dividends. Any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, our compliance with affirmative and negative covenants in our credit agreements, our earnings and financial condition and such other factors as our board of directors may deem relevant from time to time.

Our compliance with the terms of our credit facilities may have an impact on our business and the market price of our common stock.

In connection with our acquisition of Grand Design we entered into a seven-year $300 million term loan and five-year $125 million asset-based lending facility. Under these credit facilities we are subject to various affirmative and negative covenants that could restrict us from paying dividends, making acquisitions and other activities that could adversely affect our business plans. Failure to comply with the affirmative and negative covenants in the credit facilities could result in an event of default if our business slows or the RV industry or general economic conditions deteriorate, and that could materially adversely affect our financial condition and results of operation.

Anti-takeover provisions in our articles of incorporation and by-laws, as well as Iowa law, may have an anti-takeover effect.

Provisions of our articles of incorporation, by-laws and the Iowa Business Corporation Act, or "Iowa law," could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if analysts change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on it, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the Selling Shareholders under this prospectus. The Selling Shareholders will pay any underwriting discounts and commissions in connection with offerings by the Selling Shareholders. We will bear all other costs, fees, and expenses incurred in effecting the registration of the common stock covered by this prospectus, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and accountants.

DETERMINATION OF OFFERING PRICE

Each sale may be made at market price or related to the market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale. The offering price of the shares from time to time will be determined by the Selling Shareholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the New York Stock Exchange or any other exchange or market.

SELLING SHAREHOLDERS

Material Relationships with Selling Shareholders

This prospectus covers the resale from time to time by the Selling Shareholders identified in the table below of up to 4,586,555 shares of our common stock that were previously issued to the Selling Shareholders in connection with our acquisition of Grand Design on November 8, 2016. We are registering the shares of common stock pursuant to the terms of the

Registration Rights Agreement among us and the Selling Shareholders in order to permit the Selling Shareholders identified in the table below to offer the shares of common stock for resale from time to time in accordance with the registration rights covenants set forth in the Registration Rights Agreement described below.

The Selling Shareholders acquired the shares of common stock from us in a transaction exempt under the registration provisions of the Securities Act. Accordingly, the shares of common stock may not be reoffered or resold in the United States absent registration or pursuant to an applicable exemption from registration.

In connection with our acquisition of Grand Design from the Selling Shareholders, we have entered into a number of agreements and covenants with the Selling Shareholders that are described below.

Registration Rights Agreement

Under the terms of the registration rights agreement (the "Registration Rights Agreement") by and among us and the Selling Shareholders, we are obligated, subject to certain conditions, to file with the SEC, one or more registration statements to register the sale of 4,586,555 shares of our common stock that we issued on November 8, 2016 to the Selling Shareholders in connection with our acquisition of Grand Design from the Selling Shareholders pursuant to the terms of a Securities Purchase Agreement dated as of October 2, 2016. This prospectus is a part of the registration statement on Form S-3 that we have filed to satisfy this obligation under the Registration Rights Agreement. We must use our reasonable best efforts to seek effectiveness of the Registration Statement and keep it continuously effective until the earlier of: (i) the date the shares of our common stock issued to the Selling Shareholders have been sold; and (ii) the date that is three years from the date that the Form S-3 Registration Statement, of which this prospectus is a part, becomes effective. Under the Registration Rights Agreement, we have agreed to customary indemnity obligations under which we are required to indemnify the Selling Shareholders and their affiliates from and against any and all losses arising from any untrue statement of a material fact contained in this registration statement, of which this prospectus forms a part, except for statements provided to us in writing from the Selling Shareholders specifically for inclusion in this registration statement.

The Selling Shareholders have also agreed to indemnify us severally and individually for losses arising from any untrue statement of material fact based on information provided to us expressly for inclusion in the registration statement of which this prospectus is a part, but the liability of each Selling Shareholder is limited to amount of net proceeds received from such Selling Shareholder from the sale of securities under this registration statement.

Standstill Agreement with Summit Selling Shareholders

Pursuant to the terms of a Standstill Agreement dated as of October 2, 2016 which took effect as of the closing of our acquisition of Grand Design on November 8, 2016, the following Selling Shareholders: Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., and SP GE VIII-B GDRV Holdings, L.P. (collectively the "Summit Selling Shareholders") have agreed to certain standstill covenants described below that last from the closing of our Grand Design acquisition on November 8, 2016 until the earlier of the first anniversary of the closing, or the date that these Selling Shareholders including their affiliates own less than 5% of our common stock. During the standstill period the Summit Selling Shareholders and their affiliates cannot:

• nominate any person for election at any meeting of our shareholders or make a request of any of our directors to resign or ask us to seek the resignation of any of our directors, (ii) submit any proposal for consideration at, or bring any other business before any meeting of our shareholders, directly or indirectly, or (iii) initiate, encourage or participate in any "withhold" or similar campaign with respect to any meeting of our shareholders, directly or indirectly;

• form, join in or in any other way participate in a "group" with respect to our common stock (other than as members of the Summit Selling Shareholders) or deposit any shares of our common stock in a voting trust or similar arrangement or subject any shares of our common stock to any voting agreement or pooling arrangement with any person other than other members of the Summit Selling Shareholders and their respective direct and indirect general partners and managing members;

• solicit proxies or written consents of shareholders, or otherwise conduct any nonbinding referendum with respect to any shares of our common stock, or make, or in any way participate in, any solicitation of any proxy to vote, or advise, encourage or influence any person (except other members of the Summit Selling Shareholders and their respective direct and indirect general partners, managing members and registered investment advisers) with respect to voting, any shares of our common stock with respect to any matter, or become a participant in any solicitation, including any contested solicitation for the election to our board of directors;

• seek to call, or to request the call of, a special meeting of our shareholders, or seek to make, or make, a shareholder proposal at any meeting of our shareholders or make a request for a list of our shareholders (or otherwise induce or encourage any other person to initiate such proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence or change our management, our board of directors, our governance or our policies;

- effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way instigate, support, encourage, assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any material assets or businesses of us or any of our subsidiaries, (ii) any tender offer or exchange offer, merger, acquisition or other business combination involving us or any of our subsidiaries, or (iii) any recapitalization, change in capital structure, dividend or distribution, sale or transfer of assets or securities, restructuring, liquidation, dissolution or other extraordinary transaction with respect to our capital structure or any of our subsidiaries; provided that the Summit Selling Shareholders may vote at any meeting of our shareholders, and may participate as our shareholder on the same basis as other shareholders, in a transaction described in clauses (i), (ii) or (iii) approved by or recommended by our board of directors;

- publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of the Standstill Agreement, or otherwise seek in any manner that would require us or any of our affiliates to make a public disclosure to obtain any waiver, consent under, or any amendment of, any provision of the Standstill Agreement;

- advise, encourage, support or influence any person (except other members of the Summit Selling Shareholders and their respective direct and indirect general partners, managing members and registered investment advisers) with respect to any of the foregoing;

- enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person for the purpose of engaging, or offering or proposing to engage, in any of the foregoing; or

- take or cause or induce any other person to take any action inconsistent with any of the foregoing.

The Standstill Agreement does not limit the ability of any member of the Summit Selling Shareholders or any of their affiliates to purchase debt or equity securities directly from us (or the underwriters or placement agents thereof) or to participate in the syndication of debt or equity securities.

The standstill covenants described above cease to be in effect if: (i) any person or group acquires more than 50% of our outstanding voting equity securities or all or substantially all of our assets; or (ii) if we are subject to a voluntary proceeding or, if not dismissed within 30 days of filing, involuntary proceeding for bankruptcy, insolvency, reorganization or liquidation and dissolution.

Standstill Agreement with RDB Selling Shareholders

Also on October 2, 2016, we entered into a similar Standstill Agreement which took effect as of the closing of our acquisition of Grand Design on November 8, 2016 with the Selling Shareholders, namely Donald Clark, Ronald Fenech and William Fenech (collectively the "RDB Selling Shareholders"). The Standstill Agreement with the RDB Selling Shareholders has the same duration and contains substantially similar standstill covenants to the Standstill Agreement with the Summit Selling Shareholders.

Lock-up Letter Agreement with RDB Selling Shareholders

On October 2, 2016 we entered into a Lock-up Letter Agreement with the RDB Selling Shareholders that became effective on November 8, 2016 with the closing of our acquisition of Grand Design. The Lock-up Letter Agreement prohibits each of the RDB Selling Shareholders from transferring the 2,293,278 shares of common stock that we issued to the RDB Selling Shareholders in connection with the acquisition of Grand Design until November 8, 2017, including prohibiting the sale of the shares of common stock covered by this Prospectus after that date. The Lock-up Letter Agreement permits the RDB Selling Shareholders to transfer shares of common stock with our consent or pursuant to gifts, or trust and estate planning transfers subject to any transferee agreeing to the terms of the Lock-up Letter Agreement. We did not enter into a similar Lock-Up Letter Agreement with the Summit Selling Shareholders.

Lease Arrangements between Winnebago and Three Oaks, LLC, an affiliate of the RDB Selling Shareholders

As part of our acquisition of Grand Design, we acquired leases to two properties which hold Grand Design's current principal facilities, and facilities under construction for expansion. The lessor under these leases is an Indiana limited liability company, Three Oaks, LLC, owned by the RDB Selling Shareholders, Ronald Fenech, Donald Clark and William Fenech. Under one of the leases, Grand Design pays Three Oaks, LLC $900,000 in annual rent until December 31, 2022, and $2.0 million per year in rent thereafter. This lease terminates December 31, 2024, subject to our right to extend for five additional five-year terms. Under a second lease for facilities under construction for expansion, one building has been completed and is occupied and rent is currently $500,000 per year until the completion and occupancy of the second building, at which point the annual rent will increase to $900,000. This lease also terminates December 31, 2024, subject to our right to extend for five additional five-year terms. Mr. Clark has agreed that as long as he is an employee of Grand Design he has relinquished his voting rights in Three Oaks, LLC while retaining all other economic rights in Three Oaks, LLC.

Employment and Consulting Agreements with Donald Clark, Ronald and William Fenech

As part of our acquisition of Grand Design, we entered into an employment agreement with Mr. Clark which includes a change in control agreement between Mr. Clark and Winnebago. Under the employment agreement, Mr. Clark serves as President of Grand Design and is an officer of Winnebago. The employment agreement lasts until August 2019. We also entered into consulting agreements with Mr. Ronald Fenech and Mr. William Fenech. Under the consulting agreements, Ronald Fenech and William Fenech have each agreed to provide certain consulting services to Grand Design and Winnebago for one year from closing of our acquisition of Grand Design.

Non-Competition, Non-Solicitation and Confidentiality Agreements

Also in connection with the Grand Design acquisition, the RDB Selling Shareholders have entered into a five-year non-competition, non-solicitation and confidentiality agreement with us, and the Summit Selling Shareholders have entered into a three-year non-solicitation and confidentiality agreement with us.

Securities Purchase Agreement

Under the terms of the Securities Purchase Agreement by and among us, Grand Design and the Selling Shareholders, for a period of six years following the closing of our acquisition of Grand Design on November 8, 2016, we are required to maintain in force the indemnity obligations in favor of the Selling Shareholders and their affiliates including advancement of expenses as set forth in the governing documents of Grand Design and its affiliates.

Beneficial Ownership

The table below lists the Selling Shareholders and other information regarding beneficial ownership by each Selling Shareholder as of January 18, 2017 as determined under Section 13(d) of the Securities Exchange Act of 1934. The percentage of beneficial ownership prior to this offering is based on 31,585,137 shares of common stock outstanding as of January 18, 2017. The number of shares and percentage of beneficial ownership after this offering set forth below assumes the sale of all shares of common stock offered by the Selling Shareholders. However, the Selling Shareholders may choose to not sell any of their shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. Information concerning the Selling Shareholders may change from time to time, and may be updated in a prospectus supplement if and when necessary.

Name of Selling Shareholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Shares of Common Stock Owned After Offering	
	Number	Percent	Number	Percent	Number	Percent
Summit Partners Growth Equity Fund VIII-A, L.P.[1]	1,674,135	5.3%	1,674,135	5.3%	—	—%
Summit Partners Growth Equity Fund VIII-B, L.P.[1]	484,386	1.5%	484,386	1.5%	—	—%
Summit Partners Entrepreneur Advisors Fund I, L.P.[1]	2,293	—%	2,293	—%	—	—%
Summit Investors I, LLC[1]	5,128	—%	5,128	—%	—	—%
Summit Investors I (UK), L.P.[1]	123	—%	123	—%	—	—%
SP GE VIII-B GDRV Holdings, L.P.[1]	127,212	0.4%	127,212	0.4%	—	—%
Ronald Fenech[2]	764,426[3]	2.4%	764,426[3]	2.4%	—	—%
Donald Clark[2]	764,426[3]	2.4%	764,426[3]	2.4%	—	—%
William Fenech[2]	764,426[3]	2.4%	764,426[3]	2.4%	—	—%

(1) Summit Partners GE VIII, LLC is the general partner of Summit Partners GE VIII, L.P., which is the general partner of each of Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P. and SP GE VIII-B GD RV Holdings, L.P. Summit Master Company, LLC is the sole member of Summit Partners Entrepreneur Advisors GP, LLC, which is the general partner of Summit Partners Entrepreneur Advisors Fund I, L.P. Summit Master Company, LLC is also the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC, and the general partner of Summit Investors I (UK), L.P. Summit Partners GE VIII, LLC, Summit Partners GE VIII, L.P. and Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC and the sole member of Summit Partners Entrepreneur Advisors GP, LLC, have delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its Investment Committee responsible for voting and investment decisions with respect to the Company. Summit Partners, L.P., through a three-person Investment Committee responsible for voting and investment decisions with respect to the Company, has voting and dispositive authority over the shares beneficially owned by each of the Reporting Persons. Martin J. Mannion, Peter Y. Chung and Christopher J. Dean are the current members of the three-person Investment Committee responsible for voting and investment decisions with respect to the Company. None of these individuals have voting or dispositive authority individually and, therefore, do not share beneficial ownership over the common stock. The Summit Selling Shareholders' address is 222 Berkely Street, 18th Floor, Boston, Massachusetts, 02116.

(2) Ronald Fenech's address is 16952 Cortile Drive, Naples, Florida, 34110. Donald Clark's address is 13429 Wooded Knoll Trail, Middlebury, IN, 46540. William Fenech's address is 22245 Sunset Lane, Elkhart, IN 46516.

(3) Shares subject to a Lock-up Letter Agreement and cannot be sold until November 8, 2017.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms of our capital stock. If the information in any prospectus supplement differs from this prospectus, you should rely on the information in the prospectus supplement. The description of our capital stock in this prospectus and any description in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to Iowa law, the actual terms and provisions contained in our articles of incorporation and by-laws, each as amended from time to time, and other documents incorporated in this prospectus by reference. A copy of our articles of incorporation and by-laws, as amended, has been incorporated by reference from our filings with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Authorized Shares

Under our articles of incorporation, we are authorized to issue 60,000,000 shares of common stock, par value $.50 per share. As of January 18, 2017 51,776,380 shares of our common stock were issued. We are also authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share. In 2000, we created a series of preferred stock designated as "Series A Preferred Stock" in connection with a shareholder rights plan. The number of shares constituting such series is 300,000. The shareholder rights plan expired in 2010, and no shares of such Series A Preferred Stock and no shares of any other preferred stock are currently outstanding. Without shareholder approval, we may issue preferred stock in the future in such series as may be designated by our board of directors. In creating any such series, our board of directors has the authority to fix the rights and preferences of each series with respect to, among other things, the dividend rate, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights. The terms of any series of preferred stock that we may issue in the future may provide the holders of such preferred stock with rights that are senior to the rights of the holders of our common stock.

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share held of record on all matters submitted to vote of shareholders and, except as otherwise required by law or in any certificate of designation creating a series of preferred stock, will vote together as a single class with the holders of any outstanding preferred stock and any other capital stock having general voting rights on all matters submitted to a vote of shareholders of the Company. At a meeting of shareholders at which a quorum is present, all questions other than the election of directors shall be decided by determining if the votes cast by shareholders favoring the action exceed the votes casts by shareholders opposing the action, unless the matter is one upon which a different vote is required by express provision of Iowa law, the New York Stock Exchange, the Internal Revenue Code, or our articles of incorporation or by-laws. Directors will be elected by a plurality of the votes of the shares present at a meeting at which a quorum is present. Holders of shares of common stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividend Rights

Holders of our common stock are entitled to receive dividends or other distributions when, as and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to the possible prior rights of holders of preferred stock that may be issued in the future, and the availability of sufficient funds under Iowa law to pay dividends. Whenever any dividends or other distributions payable on any outstanding preferred stock are in arrears, no dividends or other distributions may be declared or paid on the common stock.

Under our term loan and asset-based credit facility with JPMorgan Chase, as agent, we can declare and pay cash dividends, distributions or payments with respect to our common stock only if we are in compliance with affirmative and negative covenants under these loan agreements.

Preemptive Rights

The holders of our common stock do not have preemptive rights to purchase or subscribe for any of our capital stock or other securities.

Redemption

The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, subject to the rights of the holders of preferred stock that may be issued in the future, the holders of shares of our common stock are entitled to receive any of our remaining assets available for distribution to our shareholders ratably in proportion to the number of shares of common stock held by them.

Options, Restricted Shares and Deferred Stock Units

As of January 18, 2017, we had outstanding (i) stock options to purchase 3,333 shares of our common stock, all of which were issuable upon exercise of vested stock options as of that date, (ii) 269,770 unvested restricted stock awards and (iii) 55,173 stock units held by certain of our directors, which are to be settled 100% in our common stock.

Listing

Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "WGO."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A., Attention: Wells Fargo Shareowner Services, 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139.

Anti-takeover Measures

Certain provisions of our articles of incorporation and by-laws, as amended, and Iowa law, as well as other actions that the Company has taken, could make our acquisition by a third party, a change in our incumbent management or a similar change in control more difficult, including:

- an acquisition of us by means of a tender or exchange offer;
- an acquisition of us by means of a proxy contest or otherwise; or
- the removal of a majority or all of our incumbent officers and directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal. The existence of these provisions which are described below could limit the price that investors might otherwise pay in the future for our common stock. The description below is intended as a summary only and is qualified in its entirety by reference to Iowa law, our articles of incorporation and by-laws, as amended from time to time.

Articles of Incorporation, By-laws and Iowa Law

Authorized But Unissued Capital Stock

We have shares of common stock, including treasury shares, and preferred stock available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. We may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in the Company by means of a merger, tender offer, proxy contest or otherwise. In addition, if we issue preferred stock, the issuance could adversely affect the likelihood that common shareholders will receive dividend payments and payments upon liquidation.

Blank Check Preferred Stock

Our board of directors, without shareholder approval, has the authority under our articles of incorporation, as amended, to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Number of Directors; Removal; Filling Vacancies

Our articles of incorporation, as amended, provide that the number of directors shall be not more than 15 and not less than three, the precise number to be determined by resolution of the Board of Directors from time to time. Iowa law provides that a director cannot be removed by written consent of shareholders unless written consents are obtained from the holders of all the outstanding shares entitled to vote on the removal of the director. Iowa law further provides that vacancies on our board of directors may be filled by the remaining directors, even if there is less than a quorum of director votes to fill such vacancy. These provisions may make it more difficult for shareholders to remove a director or fill a director vacancy.

Shareholder Action

Iowa law provides that shareholders may act outside of a meeting by written consent only if one or more written consents describing the action taken are signed by the holders of outstanding shares having not less than ninety percent 90% of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted. Our shareholders can only call a special shareholders meeting if the holders of not less than 50% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver one or more written demands that describe the purpose or purposes for which the special meeting is to be held. These provisions may prevent shareholders from taking action outside of an annual meeting because of the ownership threshold required to call a shareholder meeting or act by written consent.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our by-laws, as amended, provide that a shareholder seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice of this intention in writing. To be timely, a shareholder must generally deliver the notice in writing to our Corporate Secretary at our principal executive offices not less than 90 and nor more than 120 days prior to the first anniversary of the preceding year's annual meeting, subject to certain exceptions. Our by-laws also specify requirements as to the form and content of the shareholder's notice. These provisions could delay shareholder actions that are favored by the holders of a majority of our outstanding shares until the next shareholders' meeting.

Classified Board of Directors

Our board of directors is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms. One class of directors is elected at each annual meeting to serve a term of three years. Amendments to the staggered board provisions require that the affirmative vote of the holders of 75% of all issued and outstanding shares of the Company entitled to vote thereon and voting together as a single class. The effect of a classified board of directors may be to make it more difficult to acquire control of the Company.

Iowa Business Combination Statute

We are subject to the provisions of Section 490.1110 of the Iowa Business Corporation Act (the "Business Combination Statute"). Under the Business Combination Statute, certain "business combinations" between an Iowa corporation whose stock is publicly traded or held by more than 2,000 shareholders and an "interested shareholder" are prohibited for a three-year period following the date that such a shareholder became an interested shareholder, unless: (i) prior to the time the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (ii) at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders (such approval shall not be by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested shareholder; or (iii) upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employee participants do not have a confidential right to tender or vote stock held by the plan). In addition, the three-year prohibition also does not apply to certain business combinations proposed by an interested shareholder following the announcement or notification, but prior to the consummation or abandonment, of certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years, subject to certain exceptions. The term "business combination" is defined generally to include mergers or consolidations between an Iowa corporation and an "interested shareholder," transactions with an "interested shareholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested shareholder's percentage ownership of stock. The term "interested shareholder" is defined generally as a shareholder who, together with affiliates and associates, owns (or, within three years prior, did own) 10% or more of an Iowa corporation's voting stock.

Potential Payments Upon a Change of Control

Certain of our executive officers have entered into change of control agreements with the Company. In the event of a "change of control" of the Company, as that term is defined in the agreements, each such executive (provided such change of control occurs when the executive is in the employ of the Company) would generally receive, in the event he or she ceases to be employed by the Company within three years following a change of control of the Company (for a reason other than death, disability, willful misconduct, normal retirement or, under certain circumstances, a voluntary termination of employment by the executive), a lump-sum equal to three times the average of the aggregate annual compensation paid to the executive during the Company's three fiscal years preceding the change of control. In addition, under the change of control agreements, if it is determined that any payment or distribution made by the Company to the executive would be subject to federal excise tax, the Company would pay to the executive officer an additional payment, or "gross-up benefit," so that he or she would not be subject to a net reduction in compensation due to the imposition of the excise tax.

These agreements were designed to reinforce and encourage our executives to maintain objectivity and a high level of attention to their duties without distraction from the possibility of a change of control of the Company. However, the existence of these provisions could limit the price that a potential acquirer might otherwise pay in the future for our common stock.

PLAN OF DISTRIBUTION

The Selling Shareholders may sell all or a portion of the shares of common stock covered by this prospectus through underwriters, dealers or agents; directly to other purchasers; or through a combination of these methods. The distribution of the shares of common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

We are registering for resale the shares of common stock issued to the Selling Shareholders and certain transferees. We will not receive any of the proceeds from the sale by the Selling Shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock. If the shares of common stock are sold through underwriters, broker-dealers or agents, the Selling Shareholders will be responsible for any compensation to underwriters, broker-dealers or agents.

The Selling Shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. A Selling Shareholder, which is an entity, may elect to make a pro rata in-kind distribution of the shares of common stock to its members, partners or shareholders. In such event we may file a prospectus supplement to the extent required by law in order to permit the distributees to use the prospectus to resell the common stock acquired in the distribution. A Selling Shareholder, which is an individual, may make gifts of shares of common stock covered hereby. Such donees may use the prospectus to resell the shares or, if required by law, we may file a prospectus supplement naming such donees.

The Selling Shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders may sell their shares of common stock in one or more or any combination of to the following transactions:

- all of a portion of the shares of common stock beneficially owned by the Selling Shareholders or their perspective pledgees, donees, transferees or successors in interest, may be sold on the OTC Bulletin Board Market, any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;

- some or all of the shares of common stock may be sold through one or more underwriters in underwritten transactions;

- some or all of the shares of common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The Selling Shareholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The Selling Shareholders may also sell shares of common stock short and deliver shares of common stock to close out short positions or loan or pledge shares of common stock to broker-dealers or agents that in turn may sell such shares; and

- in any other manner not prohibited by law.

Each sale may be made at market price or related to the market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale. The offering price of the shares from time to time will be determined by the Selling Shareholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the New York Stock Exchange or any other exchange or market.

In connection with sales through one or more underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and may receive commissions from the purchasers of the shares of common stock for whom they act as underwriters, broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transaction involved). The Selling Shareholders, any underwriter, broker-dealer or agent participating in any such sale may be deemed to be an underwriter within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any share of common stock from or through such broker-dealer or agent. We have been advised that, as of the date hereof, none of the Selling Shareholders have made any arrangements with any underwriter, broker-dealer or agent for the sale of their shares of common stock;

Any profits realized by the Selling Shareholders and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 or another exemption from registration, may be sold under Rule 144 of such other exemption, if available, rather than pursuant to this prospectus. A Selling Shareholder may also transfer, devise or gift the shares of common stock by other means not covered in this prospectus in which case the transferee, devisee or giftee will be the selling shareholder under this prospectus.

If required at the time a particular offering of the shares of common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the shelf registration statement of which this prospectus is a part, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, broker-deals or agents, any discounts, commissions or concessions allowed or reallowed or paid to underwriters, broker-dealers, or agents.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any Selling Shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will bear all expenses of the registration of the shares of common stock including, without limitation, SEC filing fees and expenses of compliance with the state securities of "blue sky" laws. The Selling Shareholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes. We will indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement or the Selling Shareholders will be entitled to contribution. We will be indemnified by the Selling Shareholders for liabilities under the Securities Act that may arise from any written information furnished to us by the Selling Shareholders for use in this prospectus, in accordance with the Registration Rights Agreement or will be entitled to contribution. Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

By Underwriters

If underwriters are used in the sale, the shares of common stock will be acquired by the underwriters for their own account. Underwriters may offer the common stock directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, the Selling Shareholders may sell the shares of common stock to the dealers as principals. The dealers may then resell the common stock to the public at varying prices to be determined by the dealers at the time of resale.

By Agents and Direct Sales

The Selling Shareholders may sell the shares of common stock directly to the public, without the use of underwriters, dealers or agents. The Selling Shareholders may also sell the common stock through agents they designate from time to time.

General Information

Underwriters, dealers and agents that participate in the distribution of shares of common stock may be deemed to be underwriters, and any discounts or commissions received by them from the Selling Shareholders and any profit on the resale of shares of common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any person who may be deemed to be an underwriter will be identified, and any compensation received from the Selling Shareholders will be described in a prospectus supplement. Our outstanding common stock is listed for trading on the New York Stock Exchange and the Chicago Stock Exchange.

LEGAL OPINIONS

The validity of the securities offered hereby will be passed upon by Lindquist & Vennum LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company's Current Report on Form 8-K filed on January 20, 2017 for the year ended August 27, 2016 and the effectiveness of Winnebago Industries, Inc. and subsidiaries' internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Grand Design as of December 31, 2015, 2014 and 2013 and for the years then ended incorporated in this prospectus by reference from the Company's Current Report on Form 8-K (as amended) have been audited by Crowe Horwath LLP, an independent auditor, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. The complete text of such contracts and documents are exhibits to the registration statement, or exhibits to the filings incorporated by reference. Please see "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" below.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in or incorporated by reference in this prospectus. We incorporate by reference the following documents, other than any portion of any such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules:

- Our Annual Report on Form 10-K for the year ended August 27, 2016 filed on October 18, 2016 as amended on January 20, 2017 pursuant to Form 8-K filed on January 20, 2017;
- Our Quarterly Report on Form 10-Q for the three months ended November 26, 2016 filed on December 29, 2016;
- Our Current Reports on Form 8-K, filed with the SEC (to the extent such Current Report, or portion thereof, is deemed filed for the purpose of the Exchange Act) on October 28, 2016, November 14, 2016, Amendment No. 1 to Form 8-K filed on November 14, 2016, on December 14, 2016, on December 15, 2016, on December 16, on January 5, 2017, Amendment No. 2 to Form 8-K filed on January 20, 2017;
- The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended August 27, 2016 from our definitive proxy statement on Schedule 14A filed with the SEC on October 19, 2016; and
- The description of our common stock contained in our Form 8-A under the Exchange Act and any amendment or report updating such description.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of documents not deemed filed in accordance with the Exchange Act and applicable SEC rules) on or after the date of this prospectus until we sell all of the shares of common stock referred to herein.

You may request a copy of these filings, which we shall deliver to you, together with all exhibits thereto, at no cost, by writing or telephoning us as follows:

Winnebago Industries, Inc.
Attention: Investor Relations
P.O. Box 152
605 W. Crystal Lake Rd.
Forest City, IA
Phone: (641) 585-6966

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus or any accompanying prospectus supplement, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus or any accompanying prospectus supplement, except as so modified or superseded. Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or any accompanying prospectus supplement or in any documents

2,293,277 Shares of Common Stock

WINNEBAGO INDUSTRIES, INC.

PROSPECTUS SUPPLEMENT

Morgan Stanley

April 5, 2017